June 12, 2013

By Email

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Middlesex Water Company Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”) Filed March 7, 2013 File No. 0-00422

Dear Mr. Thompson:

This letter responds to your comment letter dated May 30, 2013 and provides supplemental information with respect thereto.

Form 10-K for the Fiscal Year Ended December 31, 2012

Fair Value of Financial Instruments, page 50

1.	We reviewed your response to comment three in our letter dated May 14, 2013. Please tell why you cannot use a present value technique to estimate the fair value of the other long term debt. Please refer to the application guidance in ASC 820-10-55-4 through 20.

Response: The Other Long Term Debt referred to above is debt of non-public subsidiaries (the “Subsidiaries”) of Middlesex Water Company (the “Company”). The Subsidiaries are not rated nor is the issued debt rated by any corporate rating agency, and as such, it would be difficult to determine interest rates on comparable debt to use in a present value technique.

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”, the disclosure of which is to provide meaningful analysis to investors or potential investors when analyzing a company’s performance or future perfomance. As regulated utilities, the Subsidiaries follow the guidance in ASC 980, Regulated Operations, which requires any gain or loss associated with a long-term debt transaction to be flowed through to regulated public water utility customers of the Subsidiaries and as such would not be realized by the Company shareholders or potential shareholders as a gain or loss directly in the income statement.

Given that 1) the Subsidiaries that issued the debt are not rated nor is the issued debt rated and thus interest rates for comparable debt are not readily determinable; 2) the Subsidiaries that issued the debt are regulated public water utilities and flow through any gain or loss on the disposition of long-term debt to customers and not Company shareholders or potential shareholders; and 3) there is no quoted market price or an active market for these series of long-term debt, the Company believes the level of effort to develop a fair value for these financial instruments would not translate into beneficial information for investors or potential investors when analyzing the performance of the Company.

Mr. William H. Thompson

June 12, 2013

As described in our May 24, 2013 response letter, the Company proposes to expand on its disclosure for these series of long-term debt as follows (changes are in bold):

For other long-term debt for which there was no quoted market price and there is not an active trading market, it was not practicable to estimate their fair value (for details, including carrying value, interest rate and due date on these series of long-term debt, please refer to those series noted as “Amortizing Secured Note” and “State Revolving Trust Note” on the Consolidated Statements of Capital Stock and Long-Term Debt).

If there are further questions or if any clarification of the above responses is needed, please feel free to contact the undersigned.

Sincerely,

/s/ A. Bruce O’Connor
Vice President and Chief Financial Officer

Cc: Mr. Anthony W. Watson